Condensed Consolidated Interim Financial Statements

Prepared by Management

Second Quarter Report
Three and Six Months Ended June 30, 2017 and 2016

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2017	2016
ASSETS

Current assets
Cash and cash equivalents		$52,237	$72,317
Investments		193	85
Accounts receivable	4	30,381	25,560
Inventories	5	15,055	13,431
Prepaid expenses		1,693	2,037
Total current assets		99,559	113,430

Non-current deposits		665	659
Deferred income tax asset		569	183
Mineral properties, plant and equipment	7	78,957	66,238
Total assets		$179,750	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$18,543	$18,229
Income taxes payable		1,863	4,631
Credit facility	8	4,000	9,000
Total current liabilities		24,406	31,860

Provision for reclamation and rehabilitation		7,889	7,846
Deferred income tax liability		5,912	7,545
Total liabilities		38,207	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 127,456,410 shares (Dec 31, 2016 - 127,080,264 shares)	Page 4	450,642	449,594
Contributed surplus	Page 4	7,712	6,689
Accumulated comprehensive income (loss)	Page 4	152	44
Retained earnings (deficit)		(316,963)	(323,068)
Total shareholders' equity		141,543	133,259
Total liabilities and shareholders' equity		$179,750	$180,510

Commitments and contingencies (Notes 7 and 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2017	2016	2017	2016

Revenue		$32,636	$44,510	$69,077	$86,051

Cost of sales:
Direct production costs		23,483	26,975	47,531	56,819
Royalties		340	276	780	485
Share-based compensation	9(b)	92	230	92	286
Depreciation and depletion		3,271	4,144	7,384	9,298
		27,186	31,625	55,787	66,888
Mine operating earnings		5,450	12,885	13,290	19,163

Expenses:
Exploration	10	3,765	1,908	7,101	3,107
General and administrative	11	2,431	3,155	4,386	5,183
		6,196	5,063	11,487	8,290
Operating earnings (loss)		(746)	7,822	1,803	10,873

Finance costs	8	208	294	444	581

Other income (expense):
Foreign exchange		868	(1,847)	3,015	(1,333)
Investment and other		212	(43)	289	(184)
		1,080	(1,890)	3,304	(1,517)

Earnings (loss) before income taxes		126	5,638	4,663	8,775

Income tax expense (recovery):
Current income tax expense		545	3,480	844	4,891
Deferred income tax (recovery)		(403)	459	(2,200)	356
		142	3,939	(1,356)	5,247

Net earnings (loss) for the period		(16)	1,699	6,019	3,528

Other comprehensive income (loss), net of tax
Realized (gain) on available-for-sale financial assets included in net income		(72)	-	(72)	-
Unrealized gain (loss) on available-for-sale financial assets		163	45	180	207

Comprehensive income (loss) for the period		$75	$1,744	$6,127	$3,735

Basic earnings (loss) per share based on net earnings		$(0.00)	$0.01	$0.05	$0.03
Diluted earnings (loss) per share based on net earnings	9(d)	$(0.00)	$0.01	$0.05	$0.03

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated	Retained	T otal
		Number of	Share	Contributed	Comprehensive	Earnings	Shareholders'
	Note	shares	Capital	Surplus	Income (Loss)	(Deficit)	Equity

Balance at December 31, 2015		102,776,470	$368,898	$9,465	$(145)	$(327,343)	$50,875

Public equity offerings, net of issuance costs	9 (a)	14,274,513	39,146				39,146
Exercise of options	9 (b)	1,784,800	7,919	(2,634)			5,285
Issued on acquistion of mineral properties, net		2,147,239	6,529				6,529
Share based compensation	9 (b)(c)	-	-	1,861			1,861
Unrealized gain (loss) on available for sale assets					476		476
Realized gain (loss) on available for sale assets					(269)		(269)
Expiry and forfeiture of options				(365)		365	-
Earnings (loss) for the year						3,528	3,528
Balance at June 30, 2016		120,983,022	422,492	8,327	62	(323,450)	107,431

Public equity offerings, net of issuance costs	9 (a)	3,188,959	13,812				13,812
Exercise of options	9 (b)	1,710,200	8,046	(2,783)			5,263
Issued on acquistion of mineral properties, net	9 (c)	1,198,083	5,244				5,244
Share based compensation	9 (b)(c)			1,145			1,145
Unrealized gain (loss) on available for sale assets					(556)		(556)
Realized gain (loss) on available for sale assets					538		538
Earnings (loss) for the year						382	382
Balance at December 31, 2016		127,080,264	449,594	6,689	44	(323,068)	133,259

Exercise of options	9 (b)	28,000	109	(35)			74
Issued for performance share units		193,825	439	(439)			-
Issued on acquisition of mineral properties, net	7 (b)	154,321	500				500
Share based compensation	9 (b)(c)			1,583			1,583
Unrealized gain (loss) on available for sale assets					180		180
Realized gain (loss) on available for sale assets					(72)		(72)
Expiry and forfeiture of options				(86)		86	-
Earnings (loss) for the period						6,019	6,019
Balance at June 30, 2017		127,456,410	$450,642	$7,712	$152	$(316,963)	$141,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30	June 30,	June 30
	Notes	2017	2016	2017	2016

Operating activities
Net earnings (loss) for the period		$(16)	$1,699	$6,019	$3,528
Items not affecting cash:
Share-based compensation	9 (b)(c)	1,231	1,404	1,568	1,861
Depreciation and depletion		3,333	4,211	7,515	9,433
Deferred income tax expense (recovery)		(354)	46	(2,019)	(57)
Unrealized foreign exchange loss (gain)		30	108	(432)	(134)
Loss (gain) on available for sale assets		(72)	-	(72)	269
Loss on derivative liability		-	1,372	-	1,372
Finance costs	8	208	518	444	581
Write off of exploration property		-	-	233	-
Net changes in non-cash working capital	12	(8,636)	828	(7,865)	(9,496)
Cash from operating activities		(4,276)	10,186	5,391	7,357

Investing activites
Mineral property, plant and equipment expenditures	7	(11,371)	(4,122)	(20,739)	(7,209)
Proceeds from disposition of available for sale assets		72	-	72	448
Investment in long term deposits		(6)	-	(6)	133
Cash used in investing activities		(11,305)	(4,122)	(20,673)	(6,628)

Financing activities
Repayment of revolving credit facility	8	(2,500)	(5,000)	(5,000)	(8,000)
Repayment of obligation under finance lease		-	(163)	-	(389)
Debt issuance costs		-	(170)	-	(474)
Interest paid		(137)	(215)	(304)	(389)
Public equity offerings	9 (a)	-	32,026	-	41,124
Exercise of options	9 (b)	-	5,254	74	5,285
Share issuance costs	9 (a)	-	(1,168)	-	(1,446)
Cash from (used in) financing activites		(2,637)	30,564	(5,230)	35,711

Effect of exchange rate change on cash and cash equivalents		(30)	(165)	432	(5)

Increase (decrease) in cash and cash equivalents		(18,218)	36,628	(20,512)	36,440
Cash and cash equivalents, beginning of period		70,485	20,385	72,317	20,413
Cash and cash equivalents, end of period		$52,237	$56,848	$52,237	$56,848

Supplementary cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the consolidated financial statements for issue on August 2, 2017.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM ENR (Formerly Endeavour Capital S.A. de C.V.), Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd. and Minera Oro Silver de Mexico S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2016.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2016 and accordingly, should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016.

(a)	Accounting standards adopted during the year

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Changes in IFRS not yet adopted

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

The Company intends to adopt IFRS 9 effective January 1, 2018 on a prospective basis. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessment and does not expect the adoption to have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2017	2016

Trade receivables (1)		$5,635	$6,703
IVA receivables (2)		19,546	14,556
Income taxes recoverable		5,060	4,197
Due from related parties	6	7	4
Other receivables		133	100
		$30,381	$25,560

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (see note 15).

(2)

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These improper delays and denials have occurred within Compania Minera del Cubo (“El Cubo”) which is authorized at the state level compared to the Company’s other significant operating entities which are authorized at the federal level. At June 30, 2017, El Cubo holds $11,700 in IVA receivables which the Company and advisors deem to be recoverable from tax authorities (December 31, 2016 – $10,100). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

5.	INVENTORIES

	June 30	December 31
	2017	2016

Warehouse inventory	$8,774	$7,873
Stockpile inventory (1)	201	-
Work in process inventory	530	656
Finished goods inventory (2)	5,550	4,902
	$15,055	$13,431

(1)	The Company has 2,482 stockpiled tonnes of mined ore as of June 30, 2017 (December 31, 2016 – Nil).

(2)

The Company held 277,082 silver ounces and 1,521 gold ounces as of June 30, 2017 (December 31, 2016 – 330,587 and 883, respectively). These ounces are carried at the lower of cost and net realizable value. As at June 30, 2017, the quoted market value of the silver ounces was $4,564 (December 31, 2016 - $5,369) and the quoted market value of the gold ounces was $1,890 (December 31, 2016 - $1,023).

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with companies related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $6 and $16 for the three months and six months ended June 30, 2017 respectively (June 30, 2016 - $10 and $22 respectively). The Company has a $7 net receivable related to these costs as of June 30, 2017 (December 31, 2016 – $4).

The Company was charged $31 and $42 for legal services for the three months and six months ended June 30, 2017 respectively by a legal firm in which the Company’s corporate secretary is a partner (June 30, 2016 - $172 and $210 respectively). The Company has $4 payable to the legal firm as at June 30, 2017 (December 31, 2016 - $Nil).

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

(a)	Mineral properties, plant and equipment comprise:

			Machinery &
			equipment and
	Mineral		assets under		Transport &
	property	Plant	finance lease	Building	office equipment	Total
Cost

Balance at December 31, 2015	$429,629	$93,775	$60,257	$10,479	$8,525	$602,665

Additions	27,772	1,096	1,567	192	1,133	31,760
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	457,401	94,871	61,812	10,671	9,595	634,350

Additions	15,391	1,138	3,191	368	1,083	21,171
Disposals	(233)	-	-	-	(235)	(468)
Balance at June 30, 2017	$472,559	$96,009	$65,003	$11,039	$10,443	$655,053
Accumulated amortization and impairment

Balance at December 31, 2015	$411,334	$83,877	$43,206	$8,949	$7,374	$554,740

Amortization	7,986	1,686	3,002	265	508	13,447
Disposals	-	-	(12)	-	(63)	(75)
Balance at December 31, 2016	419,320	85,563	46,196	9,214	7,819	568,112

Amortization	5,742	807	1,186	102	380	8,217
Disposals	-	-	-	-	(233)	(233)
Balance at June 30, 2017	$425,062	$86,370	$47,382	$9,316	$7,966	$576,096

Net book value
At December 31, 2016	$38,081	$9,308	$15,616	$1,457	$1,776	$66,238
At June 30, 2017	$47,497	$9,639	$17,621	$1,723	$2,477	$78,957

Included in Mineral property is $18,300 in acquisition costs for exploration and evaluation properties.

As of June 30, 2017, the Company has $243 committed to capital equipment purchases.

(b)	Acquisition of Veta Grande Properties

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. (“Impact Silver”) to acquire a 100% interest in Impact Silver’s Veta Grande properties, located in the Zacatecas state, Mexico (“the agreement”). On June 5, 2017, Endeavour paid $500 in Endeavour common shares, being 154,321 common shares at $3.24 per share, representing the 10-day average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Acquisition of Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata SA de CV. (“Compania Minera Estrella”) to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella’s Calicanto properties, located in the Zacatecas state, Mexico. On February 1, 2017, Endeavour completed the purchase with a payment of $400.

8.	CREDIT FACILITY

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Amended Facility is 4.5% over LIBOR and the Company agreed to pay a fee of $300 upon signing. The Amended Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits.

At June 30, 2017, the Company had $4,000 outstanding on the Amended Facility (December 31, 2016 - $9,000), which is due within 6 months of the balance sheet date. The Company recognized $226 of interest expense during the period in finance costs (June 30, 2016 - $341).

	Facility Financial	June 30,	Dec. 31,
Facility Financial Covenants	Requirements	2017	2016
Leverage Ratio	< 3.00:1	0.16	0.29
Interest Service Coverage Ratio	> 4.00:1	42	45
Tangible Net Worth	> 45,900	141,392	133,215

9.	SHARE CAPITAL

(a)	Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualified for the distribution, including transactions that are deemed to be “at-the-market” (“ATM”) distributions, of up to CAN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company sold common stock having an aggregate offering value of US$16.5 million on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility. During the second quarter of 2016, the Company completed this ATM program issuing 7,218,125 common shares under the ATM facility at an average price of $2.13 per share for proceeds of $14,893, net of commission.

In May 2016, the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$ 175 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (the “Securities”). The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2016, the Company issued 10,245,347 common shares under the ATM facility at an average price of $3.90 per share for proceeds of $38,949, net of commission.

During the year ended December 31, 2016, the Company also recognized $843 of additional transaction costs, related to the two ATM financings, as share issuance costs which have been presented net of share capital.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(b)	Share purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the period:

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted
	of shares	exercise price	of shares	average

Outstanding, beginning of year	4,458,050	$3.93	6,322,050	$3.80
Granted	1,572,000	$4.32	2,150,000	$4.30
Exercised	(28,000)	$3.47	(3,495,000)	$3.89
Cancelled	(25,000)	$8.45	(519,000)	$4.14
Outstanding, end of period	5,977,050	$4.01	4,458,050	$3.93

Options exercisable at period end	3,951,450	$3.86	2,921,550	$3.95

The following tables summarize information about stock options outstanding at June 30, 2017:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2017	(Number of Years)	Prices	June 30, 2017	Prices

$2.00 - $2.99	1,168,500	2.8	$2.65	1,168,500	$2.65
$4.00 - $4.99	4,786,300	3.5	$4.33	2,760,700	$4.34
$8.00 - $8.99	22,250	0.4	$8.74	22,250	$8.74
	5,977,050	3.3	$4.01	3,951,450	$3.86

During the three months and six months ended June 30, 2017, the Company recognized share based compensation expense of $1,165 and $1,561 respectively (June 30, 2016 - $1,110 and $1,490 respectively) based on the fair value of the vested portion of options granted in the current and prior years.

(c)	Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once vested and performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000.

	Period Ended	Year Ended
	June 30, 2017	December 31, 2016
	Number	Number
	of units	of units

Outstanding, beginning of year	325,000	-
Granted	200,000	425,000
Cancelled	-	(100,000)
Settled for shares	(193,825)	-
Settled for cash	(131,175)	-
Outstanding, end of period	200,000	325,000

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

A total of 200,000 PSUs granted during the six months ended June 30, 2017 (June 30, 2016 – 425,000) under the Company’s PSU plan. The PSUs vest on May 3, 2020, subject to achievement of pre-determined performance criteria

During the year ended December 31, 2016, 100,000 PSUs were cancelled resulting in 325,000 PSUs outstanding at December 31, 2016. The PSUs vested on January 1, 2017, upon to achievement of pre-determined performance and/or service criteria. On April 12, 2017 193,825 common shares were issued and $449 was paid in cash in settlement of the 325,000 vested PSUs.

During the three months and six months ended June 30, 2017, the Company recognized share based compensation expense of $66 and $7 respectively related to the PSUs (June 30, 2016 - $371 and $371 respectively)

(d)	Deferred Share Units

The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or share purchase options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement.

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2017		December 31, 2016
	Number	Weighted average	Number	Weighted average
	of units	grant price	of units	grant price

Outstanding, beginning of year	510,560	$3.39	413,618	$3.21
Granted	31,756	$4.32	96,942	$4.19
Redeemed	-	-	-	-
Outstanding, end of period	542,316	$3.45	510,560	$3.39

Fair value at period end	542,316	$3.82	510,560	$4.75

During the three months and six months ended June 30, 2017, the Company recognized a recovery on directors compensation related to DSUs, which is included in general and administrative salaries, wages and benefits, of $25 and $208 respectively (June 30, 2016 – expense of $928 and $1,394 respectively) based on new grants and the change in the fair value of the DSUs granted in the current and prior years. As of June 30, 2017 there are 542,316 deferred share units outstanding (December 31, 2016 – 510,560) with a fair market value of $1,596 (December 31, 2016 - $1,804) recognized in accounts payable.

(e)	Diluted Earnings per Share

	Three Months Ended
	June 30,	June 30,
	2017	2016
Basic earnings (loss)	$(16)	$1,699
Basic weighted average number of shares outstanding	127,318,926	113,236,504
Effect of dilutive securities:
Stock options	-	1,000,193
Performance share units	-	425,000
Diluted weighted average number of share outstanding	127,318,926	114,661,697

Diluted earnings (loss) per share	$(0.00)	$0.01

	Six Months Ended
	June 30,	June 30,
	2017	2016
Basic earnings (loss)	$6,019	$3,528
Basic weighted average number of shares outstanding	127,207,961	108,941,454
Effect of dilutive securities:
Stock options	649,504	602,600
Performance share units	200,000	425,000
Diluted weighted average number of share outstanding	128,057,465	109,969,054

Diluted earnings (loss) per share	$0.05	$0.03

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	EXPLORATION

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2017	2016	2017	2016

Depreciation and depletion	$40	$13	$68	$31
Share-based compensation	99	150	138	187
Salaries, wages and benefits	721	497	1,251	1,136
Direct exploration expenditures	2,905	1,248	5,644	1,753
	$3,765	$1,908	$7,101	$3,107

11.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2017	2016	2017	2016

Depreciation and depletion	$22	$54	$63	$104
Share-based compensation	1,040	1,024	1,338	1,388
Salaries, wages and benefits	608	1,434	1,344	2,347
Direct costs	761	643	1,641	1,344
	$2,431	$3,155	$4,386	$5,183

Included in salaries, wages and benefits is $25 in director’s deferred share unit recovery for the three months ended June 30, 2017 (June 30, 2016 – expense of $928) and a $208 recovery for the six months ended June 30, 2017 (June 30, 2016 – expense of $1,394).

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
Net changes in non-cash working capital:
Accounts receivable	$(3,824)	$(2,981)	$(4,973)	$(6,999)
Inventories	(1,796)	3,233	(852)	3,573
Prepaid expenses	81	723	344	687
Accounts payable and accrued liabilities	(1,653)	(985)	384	(5,104)
Income taxes payable	(1,444)	838	(2,768)	(1,653)
	$(8,636)	$828	$(7,865)	$(9,496)
Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	-	2,620	35	2,634
Fair value of equity settled performance share units allocated to share capital	439	-	439	-
Common shares issued on acquisition of mineral properties	500	6,549	500	6,549

Other cash disbursements:
Income taxes paid	2,172	2,590	3,775	5,885
Special mining duty paid	2,020	-	2,020	1,042

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

13.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanaceví, Bolañitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

June 30, 2017
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total

Cash and cash equivalents	$39,211	$699	$1,579	$5,196	$5,552	$52,237
Investments	193	-	-	-	-	193
Accounts receivables	509	1,589	10,575	3,049	14,659	30,381
Inventories	-	-	9,312	2,547	3,196	15,055
Prepaid expenses	750	166	319	174	284	1,693
Non-current deposits	76	56	317	143	73	665
Deferred income tax asset	-	-	-	569	-	569
Mineral property, plant and equipment	557	18,920	42,333	6,677	10,470	78,957
Total assets	$41,296	$21,430	$64,435	$18,355	$34,234	$179,750

Accounts payable and accrued liabilities	$4,295	$1,060	$5,010	$2,273	$5,905	$18,543
Income taxes payable	(1)	-	-	1,843	21	1,863
Credit facility	4,000	-	-	-	-	4,000
Provision for reclamation and rehabilitation	-	-	2,072	1,764	4,053	7,889
Deferred income tax liability	-	-	5,912	-	-	5,912
Total liabilities	$8,294	$1,060	$12,994	$5,880	$9,979	$38,207

December 31, 2016
	Corporate	Exploration	Guanaceví	Bolanitos	El Cubo	Total

Cash and cash equivalents	$62,223	$635	$1,649	$1,627	$6,183	$72,317
Investments	85	-	-	-	-	85
Accounts receivables	607	1,303	5,019	4,845	13,786	25,560
Inventories	-	-	8,946	1,831	2,654	13,431
Prepaid expenses	1,363	170	404	60	40	2,037
Non-current deposits	76	56	311	143	73	659
Deferred income tax asset	-	-	-	-	183	183
Mineral property, plant and equipment	247	17,709	38,105	6,972	3,205	66,238
Total assets	$64,601	$19,873	$54,434	$15,478	$26,124	$180,510

Accounts payable and accrued liabilities	$5,829	$1,329	$5,025	$2,093	$3,953	$18,229
Income taxes payable	452	525	1,030	2,309	315	4,631
Credit facility	9,000	-	-	-	-	9,000
Provision for reclamation and rehabilitation	-	-	2,058	1,755	4,033	7,846
Deferred income tax liability	-	-	7,340	205	-	7,545
Total liabilities	$15,281	$1,854	$15,453	$6,362	$8,301	$47,251

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended June 30, 2017
Silver revenue	$-	$-	$6,168	$3,771	$7,070	$17,009
Gold revenue	-	-	932	8,738	5,957	15,627
Total revenue	$-	$-	$7,100	$12,509	$13,027	$32,636
Salaries, wages and benefits:
mining	$-	$-	$1,593	$1,401	$2,254	$5,248
processing	-	-	539	280	452	1,271
administrative	-	-	835	613	712	2,160
stock based compensation	-	-	30	31	31	92
change in inventory	-	-	(493)	56	(110)	(547)
Total salaries, wages and benefits	-	-	2,504	2,381	3,339	8,224
Direct costs:
mining	-	-	2,820	2,921	3,414	9,155
processing	-	-	1,758	1,694	1,984	5,436
administrative	-	-	589	426	689	1,704
change in inventory	-	-	(851)	102	(195)	(944)
Total direct production costs	-	-	4,316	5,143	5,892	15,351
Depreciation and depletion:
depreciation and depletion	-	-	2,889	570	322	3,781
change in inventory	-	-	(510)	9	(9)	(510)
Total depreciation and depletion	-	-	2,379	579	313	3,271
Royalties	-	-	219	59	62	340

Total cost of sales	$-	$-	$9,418	$8,162	$9,606	$27,186
Earnings (loss) before taxes	$(1,559)	$(3,765)	$(2,318)	$4,347	$3,421	$126
Current income tax expense	-	-	133	409	3	545
Deferred income tax expense (recovery)	-	-	(880)	392	85	(403)
Total income tax expense (recovery)	-	-	(747)	801	88	142
Net earnings (loss)	$(1,559)	$(3,765)	$(1,571)	$3,546	$3,333	$(16)

	Three months ended June 30, 2016
Silver revenue	$-	$-	$8,533	$4,993	$11,181	$24,707
Gold revenue	-	-	1,411	10,769	7,623	19,803
Total revenue	$-	$-	$9,944	$15,762	$18,804	$44,510
Salaries, wages and benefits:
mining	$-	$-	$1,319	$1,760	$2,397	$5,476
processing	-	-	505	252	456	1,213
administrative	-	-	789	740	809	2,338
stock based compensation	-	-	77	77	76	230
change in inventory	-	-	(85)	74	156	145
Total salaries, wages and benefits	-	-	2,605	2,903	3,894	9,402
Direct costs:
mining	-	-	2,632	2,775	3,029	8,436
processing	-	-	2,081	2,072	2,863	7,016
administrative	-	-	682	535	787	2,004
change in inventory	-	-	(396)	121	622	347
Total direct production costs	-	-	4,999	5,503	7,301	17,803
Depreciation and depletion:
depreciation and depletion	-	-	1,825	1,362	998	4,185
change in inventory	-	-	(117)	28	48	(41)
Total depreciation and depletion	-	-	1,708	1,390	1,046	4,144
Royalties	-	-	115	75	86	276

Total cost of sales	$-	$-	$9,427	$9,871	$12,327	$31,625
Earnings (loss) before taxes	$(5,339)	$(1,908)	$517	$5,891	$6,477	$5,638
Current income tax expense	(25)	-	144	3,346	15	3,480
Deferred income tax expense (recovery)	-	-	338	-	121	459
Total income tax expense (recovery)	(25)	-	482	3,346	136	3,939
Net earnings (loss)	$(5,314)	$(1,908)	$35	$2,545	$6,341	$1,699

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Six months ended June 30, 2017
Silver revenue	$-	$-	$18,807	$6,356	$13,831	$38,994
Gold revenue	-	-	2,856	15,779	11,448	30,083
Total revenue	$-	$-	$21,663	$22,135	$25,279	$69,077
Salaries, wages and benefits:
mining	$-	$-	$2,922	$2,446	$4,011	$9,379
processing	-	-	980	480	814	2,274
administrative	-	-	1,522	1,151	1,371	4,044
stock based compensation	-	-	30	31	31	92
change in inventory	-	-	128	(142)	(89)	(103)
Total salaries, wages and benefits	-	-	5,582	3,966	6,138	15,686
Direct costs:
mining	-	-	5,987	5,376	6,551	17,914
processing	-	-	3,523	3,021	3,908	10,452
administrative	-	-	1,188	805	1,299	3,292
change in inventory	-	-	657	(346)	(32)	279
Total direct production costs	-	-	11,355	8,856	11,726	31,937
Depreciation and depletion:
depreciation and depletion	-	-	6,392	1,030	660	8,082
change in inventory	-	-	(640)	(37)	(21)	(698)
Total depreciation and depletion	-	-	5,752	993	639	7,384
Royalties	-	-	562	102	116	780

Total cost of sales	$-	$-	$23,251	$13,917	$18,619	$55,787
Earnings (loss) before taxes	$(1,526)	$(7,101)	$(1,588)	$8,218	$6,660	$4,663
Current income tax expense	-	-	234	684	(74)	844
Deferred income tax expense (recovery)	-	-	(1,614)	(774)	188	(2,200)
Total income tax expense (recovery)	-	-	(1,380)	(90)	114	(1,356)
Net earnings (loss)	$(1,526)	$(7,101)	$(208)	$8,308	$6,546	$6,019

	Six months ended June 30, 2016
Silver revenue	$-	$-	$18,646	$10,018	$18,983	$47,647
Gold revenue	-	-	3,363	20,442	14,599	38,404
Total revenue	$-	$-	$22,009	$30,460	$33,582	$86,051
Salaries, wages and benefits:
mining	$-	$-	$2,518	$3,385	$4,681	$10,584
processing	-	-	970	497	894	2,361
administrative	-	-	1,560	1,420	1,521	4,501
stock based compensation	-	-	96	95	95	286
change in inventory	-	-	(129)	47	84	2
Total salaries, wages and benefits	-	-	5,015	5,444	7,275	17,734
Direct costs:
mining	-	-	4,688	6,031	10,919	21,638
processing	-	-	3,988	4,089	5,865	13,942
administrative	-	-	1,318	930	1,504	3,752
change in inventory	-	-	(572)	230	381	39
Total direct production costs	-	-	9,422	11,280	18,669	39,371
Depreciation and depletion:
depreciation and depletion	-	-	3,744	3,121	2,173	9,038
change in inventory	-	-	(169)	204	225	260
Total depreciation and depletion	-	-	3,575	3,325	2,398	9,298
Royalties	-	-	195	141	149	485

Total cost of sales	$-	$-	$18,207	$20,190	$28,491	$66,888
Earnings (loss) before taxes	$(7,281)	$(3,107)	$3,802	$10,270	$5,091	$8,775
Current income tax expense	-	-	440	4,421	30	4,891
Deferred income tax expense (recovery)	-	-	715	(582)	223	356
Total income tax expense (recovery)	-	-	1,155	3,839	253	5,247
Net earnings (loss)	$(7,281)	$(3,107)	$2,647	$6,431	$4,838	$3,528

The Exploration segment included $173 of costs incurred in Chile for the period ended June 30, 2017 (2016 - $161).

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	INCOME TAXES

(a)	Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million (USD $5.9 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed (USD $2.0 million), MXN 17.7 million (USD $0.9 million) in inflationary charges, MXN 40.4 million (USD $1.9 million) in interest and MXN 23.0 million (USD $1.1 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 123 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at June 30, 2017	$	$	$	$

Financial assets:
Available for sale securities	193	193	-	-
Trade receivables	5,635	-	5,635	-
Total financial assets	5,828	193	5,635	-

Financial liabilities:
Deferred share units	1,596	1,596	-	-
Total financial liabilities	1,596	1,596	-	-

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair values of financial assets and liabilities:

	As at June 30, 2017		As at December 31, 2016
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	52,237	52,237	72,317	72,317
Investments	193	193	85	85
Accounts receivables	30,381	30,381	25,560	25,560
Total financial assets	82,811	82,811	97,962	97,962

Financial liabilities:
Accounts payable and accrued liabilities	18,543	18,543	18,229	18,229
Credit facility	4,000	4,000	9,000	9,000
Total financial liabilities	22,543	22,543	27,229	27,229

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Trade receivables (see Note 4)
•	Deferred share units (see Note 9 (d))

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2017 and 2016
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
PO Box# 10328
Vancouver, BC, Canada V7Y 1G5
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Tomas Iturriaga - Vice-President Operations, Country Manager Mexico
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Christine West – Vice-President, Controller
Andrew Sharp – Vice President, Engineering
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 19 -